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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

THE DEWOLFE COMPANIES, INC.
(Name of Subject Company)

THE DEWOLFE COMPANIES, INC.
(Name of Person Filing Statement)

Common Stock, $.01 par value per share
(Title of Class of Securities)

252115100
(CUSIP Number of Class of Securities)

Richard B. DeWolfe
Chairman & Chief Executive Officer
The DeWolfe Companies, Inc.
80 Haydon Avenue
Lexington, Massachusetts 02421-7962
(781) 863-5858
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:
Richard R. Kelly, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 935-3000

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[LETTERHEAD OF DEWOLFE]

FOR IMMEDIATE RELEASE	CONTACT:	Dick DeWolfe, CEO
781-863-5858

THE DEWOLFE COMPANIES APPROVE MERGER AGREEMENT

        (Lexington, MA—August 12, 2002)—The DeWolfe Companies, Inc. (AMEX: DWL), the largest provider of homeownership services in New England, today announced that the Company has signed a Merger Agreement with NRT Incorporated, a subsidiary of Cendant Corporation (NYSE:CD). Under the Agreement, NRT will commence a Tender Offer to all shareholders of DeWolfe, at $19.00 per share. The total acquisition cost for all outstanding shares, after dilution, is estimated to be $149 million in cash. DeWolfe's Board of Directors has approved the Agreement and voted to recommend the Tender Offer to shareholders. Consummation of the transaction remains subject to customary closing conditions and is expected to be completed in September of 2002. The transaction has received clearance under U.S. anti-trust regulations.

Dick DeWolfe, chairman and chief executive officer of The DeWolfe Companies, stated: "The opportunity to merge our very successful regional company with the world's leading real estate organization will provide the very best services and resources to our customers, sales associates and staff members while creating value for our shareholders."

"NRT and The DeWolfe Companies share the same high level of dedication and commitment to delivering full-service real estate in the form of a true one-stop shopping experience for our clients," said Bob Becker, president and chief executive officer of NRT. "We are proud to welcome Dick DeWolfe and his talented team of real estate professionals to the NRT family of companies."

With more than 5,400 sales associates and employees in over 170 office locations, the company will serve consumers throughout New England. On a combined basis, DeWolfe and Coldwell Banker Hunneman accounted for $13.9 billion in closed sales volume and over 44,000 closed transaction sides in 2001.(1) DeWolfe reported revenue of $214.5 million last year, placing it in an elite level among the nation's leading real estate firms.

(1)
A transaction side is defined as either the purchasing or the selling portion of a real estate sales transaction. (e.g., If a company represents the home buyer and the seller, it is creditred with two closed transactions.

In connection with the signing of the merger agreement, stockholders of DeWolfe holding approximately 72% of the outstanding shares of common stock of DeWolfe, have agreed with NRT to tender their shares in the tender offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of DeWolfe. At the time the offer is commenced, NRT and its wholly owned subsidiary making the offer will file a tender offer statement with the U.S. Securities and Exchange Commission and DeWolfe will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of DeWolfe at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's Web site at www.sec.gov.

DeWolfe provides homeownership services, including residential real estate brokerage, mortgage banking, insurance, moving and relocation services through more than 100 owned and affiliated retail sales offices throughout New England, in Connecticut, Maine, Massachusetts, New Hampshire and Rhode Island.

Cautionary statement for purposes of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release, which are not historical fact, may be deemed to be forward-looking statements. There are many important factors that could cause the Company's actual results to differ materially from those indicated in the forward-looking statements. Such factors include, but are not limited to, interest rates and economic conditions generally, regulatory changes (legislative or otherwise) affecting the residential real estate and mortgage lending industries, competition, and other risks identified in DeWolfe's filings with the Securities and Exchange Commission.

August 12, 2002

To The Entire DeWolfe Organization:

Good Morning! Today we are announcing a momentous event - DeWolfe will at last realize its goal of becoming a world leader in homeownership services.

At 8:00 a.m. today, our Board of Directors voted to approve a tender offer of $19 per share from NRT, a subsidiary of Cendant Corporation. This transaction is expected to close within 30 days, at which time, all shareholders and option holders of record on that day will receive the proceeds of sale. For those DeWolfe associates and employees who hold stock options and who are associated with the Company on the closing date, all options will become vested and paid.

In time, DeWolfe will merge with Coldwell Banker to create the most dynamic residential brokerage company in New England and become an integral part of the most renowned real estate brand in the world. Our success as a company has earned us an opportunity to play a major role in leading the new company, which plans to use our home office as its headquarters.

Our entire leadership team will be at work to guide our transition and assist in the introduction of valuable new resources including relocation, new construction and advertising benefits.

Our mortgage, insurance, relocation and moving services programs will grow to meet the needs of nearly 5000 associates who will serve nearly every significant market in New England.

I know that, for a short time, leaving the comfort of our DeWolfe independence may be difficult, but we will quickly realize that the benefits, resources, opportunities and security of our new company will add to the quality of our professional lives, without taking anything away from the great memories we created while building 'the little company that could.'

You will be receiving more information in the days and weeks ahead. I hope you can attend the off-site meeting scheduled for later this afternoon at 4:00 at the Museum of Our National Heritage.

Please join with me as we open a new chapter in our history.

Sincerely,

Richard B. DeWolfe

Employees'

Questions

and

Answers

Q&A
For DeWolfe Employees

The following questions and answers are intended to address a number of the questions likely to arise in connection with the proposed acquisition of The DeWolfe Companies, Inc. by NRT Incorporated.i We have tried to anticipate those inquiries within this Q&A.

Note: Unless the context otherwise indicates, the following questions and answers assume that the acquisition will be completed on the terms, and subject to the conditions, set forth in the Merger Agreement among The DeWolfe Companies, NRT and its subsidiary. This Q&A is neither an offer to purchase nor a solicitation of an offer to sell shares of The DeWolfe Companies. At the time the offer is commenced, NRT and its wholly owned subsidiary making the offer will file a tender offer statement with the U.S. Securities and Exchange Commission and The DeWolfe Companies will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of The DeWolfe Companies at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's Web site at www.sec.gov.com.

The merger process will be a challenging and exciting time.As questions arise, feel free to call upon the members of your management team, who are here to support you.

*    *    *    *    *

What is happening today?
NRT Incorporated, the nation's leading residential real estate company, has signed a definitive agreement to acquire The DeWolfe Companies, Inc. Under the acquisition agreement, NRT will commence a tender offer within 5 business days for any and all shares of The DeWolfe Companies' common stock. The transaction is expected to close in September following the satisfaction of customary closing conditions. Questions about the tender offer should be directed to Mellon Investor Services at 1-888-628-0006, which will be acting as the information agent in this transaction.

Who is NRT?
Led by a senior team of proven real estate professionals, NRT owns and operates companies in 24 of the largest metropolitan areas in North America and has more than 850 offices and 45,000 sales associates.

During the past five years, NRT has been fortunate to associate with some of the most distinguished real estate firms to its family of premier companies. The impressive list includes: Arvida Realty Services in Florida; Northside Realty in Atlanta; Gundaker Realtors in St. Louis; The Corcoran Group in New York; Jon Douglas Company and Fred Sands Realtors in California; The Burnet Financial Group in Minnesota and Chicago; O'Conor, Piper and Flynn in Baltimore; and Henry S. Miller in Dallas/Fort Worth. See www.nrtinc.com for a complete list of the NRT family of companies.

NRT is a wholly owned subsidiary of Cendant Corporation (NYSE: CD), one of the foremost providers of travel, real estate, vehicle and financial services in the world. Cendant is also one of the country's largest retail mortgage originators and one of the leading corporate employee relocation service companies in the world.

What will Dick DeWolfe's role be in the future?
Dick DeWolfe will serve as senior consultant to NRT.

What will Paul Harrington's role be in the future?
Paul Harrington, president and chief operating officer of The DeWolfe Companies, will serve as senior consultant to Coldwell Banker Residential Brokerage in New England, focusing on primary services including mortgage, insurance and corporate services.

Will our company name change after the merger?
Yes, after the merger has closed, the company's new name will be Coldwell Banker Residential Brokerage. It represents the combination of The DeWolfe Companies and Coldwell Banker Hunneman.

How will the real estate company be organized?
Coldwell Banker Residential Brokerage will operate as New England's leading residential real estate organization. For operational purposes, Coldwell Banker Residential Brokerage will be structured as three regional operating companies. Bill Kiley, president and chief operating officer of Coldwell Banker Hunneman, will become president of Coldwell Banker Residential Brokerage in Central New England, covering operations in Massachusetts. Rick Loughlin, president of DeWolfe Real Estate, will become president of Coldwell Banker Residential Brokerage in Southern New England, with operations in Connecticut, Rhode Island and Hampden County in western Massachusetts. Jim McKeon, senior vice president of sales with DeWolfe Real Estate, will become president of Coldwell Banker Residential Brokerage in Northern New England, with operations encompassing Maine and New Hampshire.

Where will the New England corporate headquarters be located?
In order to better serve all locations of the new organization, the New England corporate headquarters will be established in one central location. Over time, Coldwell Banker Hunneman's corporate office in Boston will relocate to the DeWolfe headquarters, located at 80 Hayden Avenue in Lexington, Massachusetts.

When will the public announcements occur?
The public announcement of the merger agreement occurred earlier this morning prior to the opening of the stock market. A copy of the press release will be posted to the NRT, The DeWolfe Companies and Coldwell Banker Hunneman Web sites.

Please refer all media inquiries to Jennifer Reese from NRT's public relations agency, Edelman Worldwide. Jennifer can be reached at (323) 202-1061 or jennifer.reese@edelman.com. Do not issue your own press releases or statements.

Whom do we call with operational questions?
Please continue to refer all inquiries to your manager.

What about my health insurance, 401(k), vacation and other benefits?
NRT will honor your valued years of service with The DeWolfe Companies for vacations, benefit programs and 401(k) vesting purposes. A series of NRT Human Resource meetings will be held after the closing in September to address any and all of your benefits issues.

What happens to my DeWolfe stock options?
All stock options will become fully vested upon the closing of the tender offer and will be exchanged following such time. The options will be exchanged for an amount in cash equal to the excess of the offer price over the exercise price for each share underlying such stock options. (As a DeWolfe shareholder and/or option holder, you will be receiving specific information regarding your rights to receive your proceeds from the sale.)

What happens to the DeWolfe Stock Purchase Plan?
No deductions will be taken from payroll or commissions after Monday, August 12.All prior deductions will be credited to your account, in stock or cash.

How will I receive my paychecks?
You will continue to receive your payroll checks (including direct deposit) without interruption.

When will the formal transition process begin to take place?
The transition process will begin in September following the completion of the tender offer.

Is there a new policy manual?
All DeWolfe associates and employees must continue to comply with the DeWolfe policies and procedures manual. Any questions in the interim should be directed to your manager or company legal counsel.

What will happen to the DeWolfe.com Web site?
The Web site will continue to be used by the combined organization under the company's new name.

What about the Legal Defense Plan?
The current DeWolfe Legal Defense Plan will remain in effect through April 30, 2003.

What about marketing and advertising?
For the remainder of 2002, we will continue with all of the marketing programs that comprise the Partnership 2000 program. This includes the continued filming of all listings (Home Movies), the production of the Homebook, the New Construction and Distinctive Properties program, and yard sign installation.

Will the 2002 DeWolfe Club Trips continue as scheduled?
Yes.

What will happen to DeWolfe Corporate Services?
Corporate Services will play an important role in the combined organization's overall strategy for relocation management and consulting.

What will happen to DeWolfe Mortgage?
Given its track record of success, the mortgage company will continue as part of the new organization's overall mortgage service delivery strategy.

What will happen to DeWolfe Insurance?
The insurance company will be an important part of the new organization's commitment to providing customers with a full-service experience that includes a complete line of insurance options. The DeWolfe Home Warranty program will continue unchanged until further notice.

What will happen to DeWolfe Home Office?
The Corporate Headquarters at Hayden Avenue will be retained.For all Home Office Departments, the formal transition planning process will begin in September.

What will happen to DeWolfe Cares?
Your generosity and eagerness to donate to the DeWolfe Cares foundation has resulted in significant charitable contributions throughout New England. This same spirit of giving will continue in the combined organization.

*    *    *    *    *

We expect there to be a lot of questions given the nature of this transaction. Our main focus for the next month, however, will be on conducting business as usual. We encourage you to keep the lines of communication open. We will share new information as soon as it becomes available and we ask you to similarly share information with each other and ask questions of our managers.

Until the tender offer is completed and a formal transition process can begin, both The DeWolfe Companies and Coldwell Banker Hunneman will continue to operate as New England's premier real estate organizations.

QuickLinks

[LETTERHEAD OF DEWOLFE]
THE DEWOLFE COMPANIES APPROVE MERGER AGREEMENT
Employees' Questions and Answers